

Mail Stop 4546

September 6, 2016

Adam Chesnoff
President and Chief Executive Officer
Saban Capital Acquisition Corp.
10100 Santa Monica Boulevard, 26th Floor
Los Angeles, CA 90067

> **Re:** **Saban Capital Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed August 23, 2016**
> **File No. 333-213259**

Dear Mr. Chesnoff:

We have reviewed the response dated August 23, 2016 and the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Officer and Director Compensation, page 100

1. We refer to your disclosures on pages F-12 and II-2 concerning the recent adoption of The 2016 Share Award Plan and issuances made pursuant to Rule 701. Please revise to discuss the material terms of the plan and file it as an exhibit to the registration statement.

Exhibit 5.1

2. We refer to the assumptions numbered 2.2, 2.3 and 2.9 which specifically carve out New York law. To the extent that these assumptions are necessary for counsel to render its opinion concerning the legality of the securities under the laws of the Cayman Islands, please tell us whether counsel is relying on the opinion of U.S. counsel provided in Exhibit 5.2 to make these necessary assumptions. If this is the case, please have Cayman Islands counsel revise its Exhibit 5.1 opinion to state this reliance or advise. Similarly,

we refer to assumptions (a) through (d) in Exhibit 5.2 and Staff Legal Bulletin No. 19, section II.B.3.a. Please have U.S. counsel revise to remove the assumptions or, as applicable, have counsel indicate that it is relying on the opinion of Cayman Islands' counsel filed as Exhibit 5.1.

Exhibit 5.2

3.   We refer to qualifications (c) and (d) on page 3 of the opinion and Staff Legal Bulletin No. 19, section II.B.3.a. Please have counsel revise the opinion to remove the qualifications or explain why these qualifications are necessary and appropriate to the opinion(s).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Gregg A. Noel, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP